UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

4Q14

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 1,879 BILLION FOR 2014, AN INCREASE OF 24% COMPARED TO 2013.

•	Operating income increased 23.8% during 2014 and 15.7% during the quarter driven by the higher net interest income, which increased 21.9% during the year, and the higher fees. The factors that contributed to this performance were the increase in the loan portfolio, the expansion of the net interest margin and the higher volume of transactions.

•	Fees increased 16.7% during 2014 and 4.1% during 4Q14. Net income from fees grew mainly driven by a greater number of credit and debit cards, banking services and by the distribution of insurance products through the bank’s network.

•	Cost of credit (provision charges as a percentage of average gross loans) decreased to 1.47% in 2014 from 1.59% in 2013. Past due loans as a percentage of total gross loans were 2.9% on a 30-day basis and 1.6% on a 90-day basis. Net provision charges for past due loans and foreclosed assets totaled COP 378 billion.

•	The bank showed a sustained growth in the loan portfolio during 4Q14. Bancolombia’s loan portfolio grew 11.1% during the quarter and 20.4% during the last twelve months. 8.5% of the annual growth was explained by the depreciation of the COP against the USD.

•	The balance sheet remains strong. Loan loss reserves represented 4.4% of total gross loans and 154.5% of 30-day past due loans at the end of 4Q14 or 274.5% of 90-day past due loans. The capital adequacy ratio ended the quarter at 13.3% with a Tier 1 of 7.7%. These ratios indicate that Bancolombia has enough reserves and capital to maintain its operation and develop its business plan.

•	The bank maintained its liquidity position and the funding cost remained at low levels. The annualized average weighted cost of deposits was 2.2% in 4Q14, decreasing compared with the 2.3% of 3Q14 and the 2.6% for 4Q13. Deposits increased 10.6% during the quarter and 10.1% compared to 4Q13, and the ratio of net loans to deposits ended at 103.2%. This annual growth in deposits was explained, 7.1% by the depreciation of the COP against the USD.

February 17, 2015. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 20141.

For the quarter ended on December 31, 2014 (“4Q14”), Bancolombia reported consolidated net income of COP 488 billion, or COP 507 per share - USD 0.85 per ADR. Net income represents an increase of 17% as compared to the results for the quarter ended on September 30, 2014 (“3Q14”) and remains stable compared to the results for the quarter ended on December 31, 2013 (“4Q13”).

Bancolombia ended 4Q14 with COP 148,725 billion in assets, 9.8% greater than those at the end of 3Q14 and 13.7% greater than those at the end of 4Q13. At the same time, liabilities totaled COP 131,908 billion, increasing 10.3% as compared to the figure presented in 3Q14 and 11.5% as compared to 4Q13.

1This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. and its affiliates (“BANCOLOMBIA” or “The Bank”) of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended December 31, 2014. The statements of income for the quarter ended December 31, 2014 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate January 1, 2015 $2,392.46 = US$ 1

1

4Q14

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	4Q13	3Q14	4Q14	4Q14/3Q14	4Q14/4Q13
ASSETS
Loans and financial leases, net	85,394,012	92,507,172	102,803,374	11.13%	20.39%
Investment securities, net	13,805,790	13,185,442	13,677,801	3.73%	-0.93%
Other assets	31,616,439	29,815,456	32,243,686	8.14%	1.98%
Total assets	130,816,241	135,508,070	148,724,861	9.75%	13.69%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	86,556,579	86,218,658	95,337,222	10.58%	10.14%
Non-interest bearing	14,680,487	13,089,813	15,984,894	22.12%	8.89%
Interest bearing	71,876,092	73,128,845	79,352,328	8.51%	10.40%
Other liabilities	31,766,816	33,323,166	36,570,285	9.74%	15.12%
Total liabilities	118,323,395	119,541,824	131,907,507	10.34%	11.48%
Shareholders' equity	12,492,846	15,966,246	16,817,354	5.33%	34.62%
Total liabilities and shareholders' equity	130,816,241	135,508,070	148,724,861	9.75%	13.69%

Interest income	2,151,683	2,298,607	2,564,155	11.55%	19.17%
Interest expense	803,137	814,948	877,588	7.69%	9.27%
Net interest income	1,348,546	1,483,659	1,686,567	13.68%	25.07%
Net provisions	(272,919)	(384,219)	(378,102)	-1.59%	38.54%
Fees and income from service, net	525,018	564,911	587,983	4.08%	11.99%
Other operating income	257,790	279,302	352,437	26.18%	36.71%
Total operating expense	(1,207,369)	(1,240,468)	(1,501,420)	21.04%	24.35%
Goodwill amortization	(38,335)	(51,519)	(242,073)	369.87%	531.47%
Non-operating income, net	20,061	(75,439)	24,420	132.37%	21.73%
Income tax expense	(144,052)	(160,711)	(42,242)	-73.72%	-70.68%
Net income	488,740	415,516	487,570	17.34%	-0.24%

PRINCIPAL RATIOS	Quarter			As of
	4Q13	3Q14	4Q14	Dec-13	Dec-14
PROFITABILITY
Net interest margin (1)	5.33%	5.58%	5.91%	5.48%	5.66%
Return on average total assets (2)	1.56%	1.26%	1.38%	1.37%	1.40%
Return on average shareholders´ equity (3)	15.97%	10.62%	11.93%	12.76%	12.50%
EFFICIENCY
Operating expenses to net operating income	58.45%	55.50%	66.37%	59.75%	58.59%
Operating expenses to average total assets	3.99%	3.92%	4.93%	4.19%	4.16%
CAPITAL ADEQUACY
Shareholders' equity to total assets	9.55%	11.78%	11.31%	9.55%	11.31%
Technical capital to risk weighted assets	10.61%	13.94%	13.29%	10.61%	13.29%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	1.19	0.85	0.85
Net income per share $COP	573.75	432.01	506.92
P/BV ADS (4)	1.61	1.73	1.64
P/BV Local (5) (6)	1.62	1.67	1.58
P/E (7)	10.34	16.29	13.86
ADR price (8)	49.02	56.72	47.88
Common share price (8)	23,820	27,680	27,640
Shares outstanding (9)	851,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	1,926.83	2,022.00	2,392.46

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

4Q14

1.	BALANCE SHEET

1.1.	Assets

As of December 31, 2014, Bancolombia’s assets totaled COP 148,725 billion, which represents an increase of 9.8% compared to 3Q14 and of 13.7% compared to 4Q13. The annual growth was explained, 9% by the depreciation of the peso against the dollar.

The increase in assets in the quarter and in the year was explained by a depreciation of the COP versus the USD (18.3% during the quarter and 24% during the year) and by the organic growth of the loan portfolio.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 2392.46 COP)		4Q14/3Q14	4Q14/4Q13		4Q14/3Q14	4Q14/4Q13		4Q14/3Q14	4Q14/4Q13		4Q14/3Q14	4Q14/4Q13
Net investment securities	9,778,101	2.22%	-2.81%	3,899,700	7.73%	4.12%	1,629,996	-8.95%	-16.14%	13,677,801	3.73%	-0.93%
Gross Loans	69,609,767	5.37%	13.14%	37,943,780	22.75%	35.85%	15,859,734	3.74%	9.41%	107,553,547	10.91%	20.23%
Commercial loans	38,851,753	5.93%	14.98%	25,627,449	25.03%	37.97%	10,711,757	5.67%	11.12%	64,479,202	12.78%	23.14%
Consumer loans	12,844,406	4.56%	6.37%	5,810,395	19.08%	28.35%	2,428,628	0.64%	3.37%	18,654,801	8.69%	12.37%
Small business loans	495,664	6.51%	26.67%	152,864	17.87%	21.84%	63,894	-0.38%	-1.87%	648,528	8.99%	25.50%
Mortgage loans	7,518,291	3.96%	13.63%	5,000,693	19.34%	35.90%	2,090,189	0.86%	9.45%	12,518,984	9.60%	21.59%
Finance lease	9,899,653	5.28%	14.36%	1,352,379	11.38%	31.95%	565,267	-5.87%	6.27%	11,252,032	6.0%	16.2%
Allowance for loan losses	(3,951,519)	6.01%	16.48%	(798,654)	8.25%	18.68%	(333,821)	-8.51%	-4.42%	(4,750,173)	6.38%	16.84%
Net total loans and fin. leases	65,658,248	5.33%	12.94%	37,145,126	23.11%	36.27%	15,525,913	4.04%	9.75%	102,803,374	11.13%	20.39%
Operating leases, net	3,398,840	2.85%	20.30%	112,464	13.13%	19.72%	47,008	-4.38%	-3.58%	3,511,304	3.15%	20.28%
Total assets	88,285,392	3.92%	-0.65%	60,439,469	19.56%	44.06%	25,262,478	1.05%	16.02%	148,724,861	9.75%	13.69%
Total deposits	63,713,150	8.01%	0.97%	31,624,072	16.13%	34.83%	13,218,224	-1.85%	8.59%	95,337,222	10.58%	10.14%
Total liabilities	73,470,455	4.27%	-5.26%	58,437,052	19.07%	43.35%	24,425,508	0.63%	15.45%	131,907,507	10.34%	11.48%

The most relevant aspects regarding the evolution of the loan portfolio during 4Q14 were:

•       The growth of commercial, mortgage loans and financial leases in Colombia during 4Q14 indicate a sustained credit demand.

•       Net loans in USD correspond to loans originated in Colombia (USD 4,410 million, 28%), El Salvador (USD 2,730 million, 18%), Panama (USD 7,998 million, 52%), and other countries (USD 388 million, 3%). USD denominated loans represented 35% of total loans as of 4Q14.

•       COP depreciated 18.3% versus USD during 4Q14 and 24.2% in the last 12 months.

•       Mortgage loans denominated in COP presented a dynamic performance, growing 13.6% year on year. The dynamism of mortgage lending in Colombia is explained by the lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the mortgage balance denominated in USD from our operation in El Salvador and Panama represented 40% of the mortgage loans at the end of 4Q14.

•       Financial leases, of which 88% are denominated in COP, increased 6% during the quarter and 16.2% as compared to 4Q13. Operating leases, net of depreciation, increased 3.1% during 4Q14 and 20.3% in the last 12 months. These two products are mainly used by enterprises in order to finance equipment, commercial real estate and commercial vehicles.

3

4Q14

When analyzing the loan portfolio according to the customer categories established by Bancolombia in order to manage its commercial strategy (see table below), it becomes clear that commercial loans led the growth during 4Q14, as they increased 14.4% with respect to 3Q14. The growth is explained by the credit demand for business investment and the conversion of dollar denominated loans to Colombian pesos. This is the segment that contributes the most to the nominal growth of the total loan book. Consumer and SMEs loans increased by 7.9% when compared with 3Q14, which indicates a sustained credit demand compared with the growth in previous quarters.

Total reserves (allowances in the balance sheet) for loan losses increased by 6.4% during 4Q14 and totaled COP 4,750 billion, or 4.4% of gross loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth		% of Total	% of
(COP million)	Dec-13	Sep-14	Dec-14	4Q14/3Q14	4Q14/4Q13	loans	Category
CORPORATE
Working capital loans	33,992,771	36,701,603	41,773,117	13.82%	22.89%	38.84%	80.98%
Funded by domestic development banks	489,798	669,552	703,736	5.11%	43.68%	0.65%	1.36%
Trade Financing	6,706,315	7,510,348	8,987,540	19.67%	34.02%	8.36%	17.42%
Overdrafts	80,023	158,869	73,820	-53.53%	-7.75%	0.07%	0.14%
Credit Cards	42,406	50,156	47,321	-5.65%	11.59%	0.04%	0.09%
TOTAL CORPORATE	41,311,313	45,090,528	51,585,534	14.40%	24.87%	47.96%	100.00%
RETAIL AND SMEs
Working capital loans	9,666,234	11,095,140	11,718,999	5.62%	21.24%	10.90%	36.40%
Personal loans	9,573,141	9,818,860	10,916,457	11.18%	14.03%	10.15%	33.91%
Loans funded by domestic development banks	1,319,245	839,804	811,952	-3.32%	-38.45%	0.75%	2.52%
Credit Cards	4,548,670	4,849,751	5,194,375	7.11%	14.20%	4.83%	16.13%
Overdrafts	251,724	330,077	259,259	-21.45%	2.99%	0.24%	0.81%
Automobile loans	2,577,704	2,653,184	2,747,486	3.55%	6.59%	2.55%	8.53%
Trade Financing	234,145	255,488	548,469	114.68%	134.24%	0.51%	1.70%
TOTAL RETAIL AND SMEs	28,170,863	29,842,304	32,196,997	7.89%	14.29%	29.94%	100.00%
MORTGAGE	10,295,930	11,422,568	12,518,984	9.60%	21.59%	11.64%	100.00%
FINANCIAL LEASES	9,681,436	10,617,078	11,252,032	5.98%	16.22%	10.46%	100.00%
Total loans and financial leases	89,459,542	96,972,478	107,553,547	10.91%	20.23%	100.00%	100.00%
Allowance for loan losses	(4,065,530)	(4,465,306)	(4,750,173)	6.38%	16.84%
Total loans and financial leases, net	85,394,012	92,507,172	102,803,374	11.13%	20.39%

1.3.	Investment Portfolio

As of December 31, 2014, Bancolombia’s net investment portfolio totaled COP 13,678 billion, 3.7% higher than that reported in 3Q14 and 0.9% lower when compared to that reported in 4Q13. This annual decrease is the result of the bank's strategy to reduce its securities portfolio, which consisted primarily of debt securities, which represented 85.4% of Bancolombia’s total investments and 7.9% of assets at the end of 4Q14. Investments denominated in USD totaled USD 1,630 million and represented 29% of the investment portfolio.

Additionally, the Bank had COP 653 billion in net mortgage backed securities, which represented 4.8% of the investment portfolio and give a tax benefit to the bank.

At the end of 4Q14, the investments in debt securities had a duration of 19.5 months and a yield to maturity of 4.33%.

4

4Q14

1.4.	Goodwill

As of 4Q14, Bancolombia’s goodwill totaled COP 3,971 billion, increasing 10.2% compared to the amount reported in 3Q14 and 10.6% compared to 4Q13. This annual variation is explained by the depreciation of the COP against the USD.

In 4Q14, Bancolombia reduced its goodwill amortization period from 20 to 10 years to converge in the financial and fiscal treatment of it. This caused a faster amortization in 4Q14.

1.5.	Funding

As of December 31, 2014, Bancolombia’s liabilities totaled COP 131,908 billion, increasing 10.3% compared to 3Q14 and 11.5% compared to 4Q13. The annual growth was explained, 9.6% by the depreciation of the COP against the USD.

Deposits totaled COP 95,337 billion (or 72.3% of liabilities) at the end of 4Q14, increasing 10.6% during the quarter and 10.1% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 103% at the end of 4Q14, increasing compared to the 102% reported in 3Q14, and the 94% reported in 4Q13.

Bancolombia´s funding strategy during the quarter was to reduce the most expensive deposits and liabilities while maintaining the liquidity position. This strategy allowed the bank to keep at low levels the cost on deposits during the quarter. The ultimate goal is to defend the net interest margin.

Funding mix	4Q13		3Q14		4Q14
COP Million
Checking accounts	16,784,933	15%	15,689,961	14%	18,142,957	15%
Saving accounts	34,649,764	31%	34,319,854	30%	39,175,192	31%
Time deposits	34,058,452	30%	35,322,572	31%	36,628,915	29%
Other deposits	1,063,430	1%	886,271	1%	1,390,158	1%
Long term debt	12,328,275	11%	12,555,127	11%	13,682,855	11%
Loans with banks	13,632,894	12%	14,527,812	13%	15,961,647	13%
Total Funds	112,517,748	100%	113,301,597	100%	124,981,724	100%

At the end of 4Q14, Bancolombia had outstanding bonds for USD 3,465 million in international markets and for COP 5,394 billion in local markets. The maturities of these bonds range from 2 to 20 years.

5

4Q14

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 4Q14 was COP 16,817 billion, increasing 34.6% or COP 4,325 billion, with respect to the COP 12,493 billion reported at the end of 4Q13 as a result of the proceeds of the issuance of 110 million shares in March 2014, which totaled COP 2,656 billion, and the appropriation of 2013 earnings.

Bancolombia’s capital adequacy ratio was 13.29%, 65 basis points below the 13.94% for 3Q14 and 268 basis points above the 10.61% at the end of 4Q13. The annual increase in this ratio was due to the earnings appropriation of 2013 in the General Shareholders’ Meeting held the 17th of March of 2014 and the issuance of 110 million shares in March, 2014.

Bancolombia’s capital adequacy ratio was 429 basis points above the minimum 9% required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 7.71%, 321 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.5% at the end of 4Q14.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	4Q13%		3Q14%		4Q14%
Basic capital (Tier I)	6,207,050	5.81%	9,689,180	8.47%	9,720,425	7.71%
Additional capital (Tier II)	5,124,564	4.80%	6,253,430	5.47%	7,023,258	5.58%
Technical capital (1)	11,331,614		15,942,611		16,743,683
Risk weighted assets included market risk	106,826,579		114,368,669		126,020,585
CAPITAL ADEQUACY (2)	10.61%		13.94%		13.29%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

6

4Q14

2.	INCOME STATEMENT

Net income totaled COP 488 billion in 4Q14, or COP 506.92 per share - USD 0.85 per ADR. This net income represents an increase of 17.3% compared to 3Q14 and a decrease of 0.2% compared to 4Q13. Bancolombia’s annualized ROE for 2014 was 12.5% and 11.9% for 4Q14.

2.1.	Net Interest Income

Net interest income totaled COP 1,687 billion in 4Q14, 13.7% higher than that reported in 3Q14, and 25.1% higher than the figure for 4Q13. The performance of this line was driven by higher loan volumes and the depreciation of the COP versus the USD.

During 4Q14, the investment portfolio generated COP 184 billion, product of the good performance of the Colombian government debt securities.

Net Interest Margin

The annualized net interest margin expanded in 4Q14 to 5.9%.

The annualized net interest margin for investments was 3.2%, higher than the 0% of 3Q14 and the annualized net interest margin of the loan portfolio, financial leases, overnight funds and interbank loans was 6.2%, remaining stable compared to the 6.2% of 3Q14.

Annualized Interest
Margin	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14
Loans' Interest margin	6.9%	6.6%	6.4%	6.2%	6.0%	6.1%	6.3%	6.2%	6.2%
Debt investments' margin	2.9%	8.0%	-5.1%	-0.4%	0.1%	1.8%	0.2%	0.0%	3.2%
Net interest margin	6.3%	6.8%	4.7%	5.3%	5.3%	5.5%	5.6%	5.6%	5.9%

The funding cost decreased during 4Q14 and remains low due to the liquidity and the management of the liabilities structure, which reduced the most expensive funding sources. Savings and checking accounts slightly increased their share during the quarter, and the annualized average weighted cost of deposits was 2.2% in 4Q14, decreasing compared to the 2.3% for 3Q14 and the 2.6% for 4Q13.

Average weighted
funding cost	4Q13	3Q14	4Q14
Checking accounts	0.19%	0.18%	0.17%
Time deposits	4.44%	4.22%	4.17%
Saving accounts	1.77%	1.45%	1.34%
Total deposits	2.55%	2.32%	2.23%
Long term debt	6.09%	6.35%	6.57%
Loans with banks	3.34%	3.91%	4.09%
Total funding cost	3.07%	2.96%	2.95%

2.2.	Fees and Income from Services

During 4Q14, net fees and income from services totaled COP 588 billion, increasing 4.1% with respect to 3Q14 and 12.0% with respect to 4Q13. Fees from credit and debit cards increased 11.9% compared to 3Q14 due to an increase in the volume of transactions. Fees from banking services increased 5.7% compared to 3Q14 and 12.6% compared to 4Q13; this line includes fees from insurance distribution throughout the distribution networks in Colombia and in El Salvador. Fees from asset management and trust services increased 2.4% in 4Q14 compared with the previous quarter.

7

4Q14

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2014
(COP millions)	Nov-13	Nov-14	Growth	Market Share
Bancolombia VISA	2,556,818	2,823,434	10.43%	7.49%
Bancolombia Mastercard	3,144,376	3,466,752	10.25%	9.19%
Bancolombia American Express	3,611,014	3,762,098	4.18%	9.98%
Total Bancolombia	9,312,208	10,052,283	7.95%	26.66%
Colombian Credit Card Market	34,141,364	37,710,853	10.46%

CREDIT CARD MARKET SHARE			%	2014
(Outstanding credit cards)	Nov-13	Nov-14	Growth	Market Share
Bancolombia VISA	450,755	492,222	9.20%	4.88%
Bancolombia Mastercard	589,214	640,487	8.70%	6.35%
Bancolombia American Express	682,098	706,792	3.62%	7.01%
Total Bancolombia	1,722,067	1,839,501	6.82%	18.25%
Colombian Credit Card Market	9,103,125	10,079,577	10.73%
Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 352 billion in 4Q14, 26.2% higher than that of 3Q14, and 36.7% higher than in 4Q13. Income from foreign exchange gains and derivatives denominated in foreign currencies increased in the quarter due to the net effect of the active and passive positions the bank had in foreign currency.

During 4Q14 the bank received COP 8.9 billion in dividends from companies in which Bancolombia and its subsidiaries have interests, especially from Telered (COP 1.8 billion).

Revenues aggregated in the communication, rent and others line totaled COP 153 billion in 4Q14, which is 2.2% higher as compared to 3Q14 and 26.1% higher as compared to those in 4Q13. This line includes revenues from commercial discounts and operating leases payments, which have increased as this product grows.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

Past due loans (those that are overdue for more than 30 days) totaled COP 3.075 billion at the end of 4Q14 and represented 2.9% of total gross loans for 4Q14, decreasing compared to the 3.1% reported in 3Q14 and remaining stable compared to the 2.9% reported in 4Q13. Charge-offs totaled COP 285 billion in 4Q14.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 154% at the end of 4Q14, increasing with respect to the 148% of 3Q14 and decreasing with respect to the 157% of 4Q13. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 111% at the end of 4Q14, decreasing with respect to the 114% reported in 3Q14 and remaining stable compared to the 111% reported in 4Q13.

8

4Q14

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 342 billion in 4Q14, which represented 0.4% of the loan portfolio at the beginning of the quarter, decreasing with respect to the COP 404 billion in 3Q14.

Provision charges (net of recoveries) totaled COP 378 billion in 4Q14. Provisions as a percentage of the average gross loans were 1.48% for 4Q14.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 4,750 billion, or 4.42% of total loans at the end of 4Q14. This proportion decreased with respect to the 4.60% presented at the end of 3Q14, and decreased with respect to the 4.54% for 4Q13.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of			Growth
( COP millions)	Dec-13	Sep-14	Dec-14	4Q14/3Q14	4Q14/4Q13
Total performing past due loans (1)	967,194	1,091,904	1,072,389	-1.79%	10.88%
Total non-performing past due loans	1,630,027	1,925,794	2,002,347	3.98%	22.84%
Total past due loans	2,597,221	3,017,698	3,074,736	1.89%	18.39%
Allowance for loans interest losses	4,065,530	4,465,306	4,750,173	6.38%	16.84%
Past due loans to total loans	2.90%	3.11%	2.86%
Non-performing loans as a percentage of total loans	1.82%	1.99%	1.86%
“C”, “D” and “E” loans as a percentage of total loans	4.11%	4.03%	3.97%
Allowances to past due loans (2)	156.53%	147.97%	154.49%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	110.54%	114.22%	111.17%
Allowance for loan losses as a percentage of non-performing loans (2)	249.41%	231.87%	237.23%
Allowance for loan losses as a percentage of total loans	4.54%	4.60%	4.42%
Percentage of performing loans to total loans	98.18%	98.01%	98.14%

(1)     "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)     Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category (30 days)
	% Of loan Portfolio	4Q13	3Q14	4Q14
Commercial loans	59.95%	1.75%	1.96%	1.77%
Consumer loans	17.34%	4.73%	4.92%	4.82%
Microcredit	0.60%	9.89%	8.52%	8.50%
Mortgage loans	11.64%	6.22%	6.12%	5.95%
Finance lease	10.46%	2.09%	2.87%	2.11%
PDL TOTAL	100.00%	2.90%	3.11%	2.86%

PDL Per Category (90 days)
	% Of loan Portfolio	4Q13	3Q14	4Q14
Commercial loans	59.95%	1.13%	1.37%	1.27%
Consumer loans	17.34%	2.30%	2.44%	2.35%
Microcredit	0.60%	6.52%	5.82%	5.46%
Mortgage loans	11.64%	2.39%	2.39%	2.36%
Finance lease	10.46%	1.28%	1.43%	1.28%
TOTAL LOAN PORTFOLIO	100.00%	1.54%	1.72%	1.61%

LOANS AND FINANCIAL LEASES CLASSIFICATION	4Q13		3Q14		4Q14
( COP millions)
¨A¨ Normal	82,576,481	92.31%	89,670,299	92.47%	98,588,245	91.66%
¨B¨ Subnormal	3,205,115	3.58%	3,392,671	3.50%	4,692,274	4.36%
¨C¨ Deficient	1,590,505	1.77%	1,551,640	1.59%	1,821,084	1.69%
¨D¨ Doubtful recovery	1,213,257	1.36%	1,392,325	1.44%	1,354,293	1.26%
¨E¨ Unrecoverable	874,184	0.98%	965,543	1.00%	1,097,651	1.02%
Total	89,459,542	100.00%	96,972,478	100.00%	107,553,547	100.00%
	62249473	1	72188142	1	75933288	100.01%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	4.11%		4.03%		3.97%

9

4Q14

2.5.	Operating Expenses

During 4Q14, operating expenses totaled COP 1,501 billion, increasing 21.0% with respect to 3Q14 and 24.4% with respect to 4Q13.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 557 billion in 4Q14, increasing 23.3% as compared to 3Q14 and 41.8% as compared to 4Q13. The quarterly increase in the expenses is explained by seasonal factors, given that in the last quarter of the year payments to suppliers are higher. The annual increase is partially explained by the 12 months of Banistmo’s expenses in 2014 compared with only 2 months in 2013. The conversion to COP of the expenses in USD also contributed to the increase in this line.

During 4Q14, administrative expenses totaled COP 746 billion, increasing 20.7% as compared to 3Q14 and 13.1% as compared to 4Q13.

Depreciation expenses totaled COP 138 billion in 4Q14, decreasing 0.3% as compared to 3Q14 and increasing 16.3% as compared to 4Q13. The increase in this type of expense is explained by the growth of operating leases from Leasing Bancolombia whose assets given on lease are depreciated.

In 4Q14, Bancolombia reduced its goodwill amortization period from 20 to 10 years to converge in the financial and fiscal treatment of it. This caused a faster amortization in 4Q14.

At the end of 4Q14, Bancolombia had 30,158 employees, 1,070 branches and 4,524 ATMs.

10

4Q14

3.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 9 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / Simon Botero (Analyst)

Website: http://www.grupobancolombia.com/investorRelations/

11

4Q14

BALANCE SHEET
(COP million)	Dec-13	Sep-14	Dec-14	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	11,427,441	10,000,245	11,192,825	11.93%	-2.05%	7.53%
Overnight funds and interbank loans	3,981,205	2,776,563	2,249,304	-18.99%	-43.50%	1.51%
Total cash and equivalents	15,408,646	12,776,808	13,442,129	5.21%	-12.76%	9.04%
Debt securities	12,136,179	11,362,062	11,690,982	2.89%	-3.67%	7.86%
Trading	6,537,697	6,753,862	7,009,161	3.78%	7.21%	4.71%
Available for Sale	1,803,144	1,742,253	1,817,534	4.32%	0.80%	1.22%
Held to Maturity	3,795,338	2,865,947	2,864,287	-0.06%	-24.53%	1.93%
Equity securities	1,680,237	1,832,948	1,995,252	8.85%	18.75%	1.34%
Trading	411,987	412,407	423,842	2.77%	2.88%	0.28%
Available for Sale	1,268,250	1,420,541	1,571,410	10.62%	23.90%	1.06%
Allowance for impairment	-10,626	-9,568	-8,433	-11.86%	-20.64%	-0.01%
Net investment securities	13,805,790	13,185,442	13,677,801	3.73%	-0.93%	9.20%
Commercial loans	52,363,519	57,174,205	64,479,202	12.78%	23.14%	43.35%
Consumer loans	16,601,890	17,163,585	18,654,801	8.69%	12.37%	12.54%
Small business loans	516,767	595,043	648,528	8.99%	25.50%	0.44%
Mortgage loans	10,295,930	11,422,568	12,518,984	9.60%	21.59%	8.42%
Financial leases	9,681,436	10,617,077	11,252,032	5.98%	16.22%	7.57%
Allowance for loan and financial lease losses	-4,065,530	-4,465,306	-4,750,173	6.38%	16.84%	-3.19%
Net total loans and financial leases	85,394,012	92,507,172	102,803,374	11.13%	20.39%	69.12%
Accrued interest receivable on loans and financial leases	624,317	703,538	733,319	4.23%	17.46%	0.49%
Allowance for accrued interest losses	-63,745	-67,674	-66,929	-1.10%	4.99%	-0.05%
Net total interest accrued	560,572	635,864	666,390	4.80%	18.88%	0.45%
Customers' acceptances and derivatives	602,409	686,176	1,562,928	127.77%	159.45%	1.05%
Accounts receivable, net	1,537,218	1,635,779	1,705,770	4.28%	10.96%	1.15%
Premises and equipment, net	2,191,677	2,199,503	2,438,790	10.88%	11.28%	1.64%
Foreclosed assets, net	103,565	88,232	89,491	1.43%	-13.59%	0.06%
Prepaid expenses and deferred charges, net	690,932	557,255	546,596	-1.91%	-20.89%	0.37%
Goodwill	3,589,203	3,603,940	3,970,690	10.18%	10.63%	2.67%
Premises and equipment under operating leases, net	2,919,181	3,404,140	3,511,304	3.15%	20.28%	2.36%
Other assets	2,590,110	2,684,675	2,698,747	0.52%	4.19%	1.81%
Reappraisal of assets	1,422,926	1,543,084	1,610,851	4.39%	13.21%	1.08%
Total assets	130,816,241	135,508,070	148,724,861	9.75%	13.69%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	14,680,487	13,089,813	15,984,894	22.12%	8.89%	10.75%	12.12%
Checking accounts	13,617,057	12,203,542	14,594,736	19.59%	7.18%	9.81%	11.06%
Other	1,063,430	886,271	1,390,158	56.85%	30.72%	0.93%	1.05%
Interest bearing	71,876,092	73,128,845	79,352,328	8.51%	10.40%	53.36%	60.16%
Checking accounts	3,167,876	3,486,419	3,548,221	1.77%	12.01%	2.39%	2.69%
Time deposits	34,058,452	35,322,572	36,628,915	3.70%	7.55%	24.63%	27.77%
Savings deposits	34,649,764	34,319,854	39,175,192	14.15%	13.06%	26.34%	29.70%
Total deposits	86,556,579	86,218,658	95,337,222	10.58%	10.14%	64.10%	72.28%
Overnight funds and interbank borrowings	1,124,802	2,998,783	2,115,104	-29.47%	88.04%	1.42%	1.60%
Bank acceptances outstanding and derivatives	464,514	581,514	1,320,483	127.08%	184.27%	0.89%	1.00%
Other interbank borrowings	7,876,792	7,390,486	9,584,922	29.69%	21.69%	6.44%	7.27%
Borrowings from development and other domestic banks	4,631,300	4,138,543	4,261,621	2.97%	-7.98%	2.87%	3.23%
Accounts payable	2,611,114	2,312,864	2,604,164	12.59%	-0.27%	1.75%	1.97%
Accrued interest payable	610,511	548,119	638,526	16.49%	4.59%	0.43%	0.48%
Other liabilities	1,250,757	1,176,962	1,431,891	21.66%	14.48%	0.96%	1.09%
Long-term debt	12,328,275	12,555,127	13,682,855	8.98%	10.99%	9.20%	10.37%
Accrued expenses	423,303	1,146,392	436,332	-61.94%	3.08%	0.29%	0.33%
Minority interest	445,448	474,376	494,387	4.22%	10.99%	0.33%	0.37%
Total liabilities	118,323,395	119,541,824	131,907,507	10.34%	11.48%	88.69%	100.00%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	425,914	480,869	480,914	0.01%	12.91%	0.32%
Retained earnings	11,253,148	14,554,267	15,377,243	5.65%	36.65%	10.34%
Appropiated	9,802,509	13,163,116	13,498,522	2.55%	37.70%	9.08%
Unappropiated	1,450,639	1,391,151	1,878,721	35.05%	29.51%	1.26%
Reappraisal of assets	853,454	935,174	984,746	5.30%	15.38%	0.66%
Gross unrealized net gain on investments	-39,670	-4,064	-25,549	528.67%	-35.60%	-0.02%
Total shareholder's equity	12,492,846	15,966,246	16,817,354	5.33%	34.62%	11.31%

12

4Q14

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-13	Dec-14	Dec-14/Dec-13	4Q13	3Q14	4Q14	4Q14/3Q14	4Q14/4Q13
Interest income and expenses
Interest on loans	6,730,380	7,844,481	16.55%	1,821,119	1,972,374	2,105,281	6.74%	15.60%
Interest on investment securities	489,528	505,158	3.19%	99,396	78,760	184,336	134.05%	85.46%
Overnight funds and interbank loans	26,900	55,461	106.17%	8,970	12,565	24,247	92.97%	170.31%
Financial leases	883,876	940,508	6.41%	222,198	234,908	250,291	6.55%	12.64%
Total interest income	8,130,684	9,345,608	14.94%	2,151,683	2,298,607	2,564,155	11.55%	19.17%
Interest expense
Checking accounts	29,403	29,817	1.41%	7,119	7,256	7,735	6.60%	8.65%
Time deposits	1,330,439	1,429,068	7.41%	357,034	363,413	375,331	3.28%	5.12%
Savings deposits	642,616	488,156	-24.04%	142,083	123,147	123,360	0.17%	-13.18%
Total interest on deposits	2,002,458	1,947,041	-2.77%	506,236	493,816	506,426	2.55%	0.04%
Interbank borrowings	77,995	139,633	79.03%	31,494	28,835	44,607	54.70%	41.64%
Borrowings from development and other domestic banks	223,193	238,818	7.00%	58,437	57,582	56,759	-1.43%	-2.87%
Overnight funds	61,104	127,523	108.70%	19,113	41,211	54,416	32.04%	184.71%
Long-term debt	757,376	787,772	4.01%	187,857	193,504	215,380	11.31%	14.65%
Total interest expense	3,122,126	3,240,787	3.80%	803,137	814,948	877,588	7.69%	9.27%
Net interest income	5,008,558	6,104,821	21.89%	1,348,546	1,483,659	1,686,567	13.68%	25.07%
Provisions for loans and accrued interest losses and other receivables , net	(1,394,075)	(1,614,936)	15.84%	(327,858)	(429,151)	(459,238)	7.01%	40.07%
Recovery of charged-off loans	231,396	241,200	4.24%	69,412	55,142	82,749	50.07%	19.21%
Provision for foreclosed assets and other assets	(152,802)	(129,422)	-15.30%	(37,347)	(29,616)	(30,001)	1.30%	-19.67%
Recovery of provisions for foreclosed assets and other assets	84,881	98,104	15.58%	22,874	19,406	28,388	46.28%	24.11%
Total net provisions	(1,230,600)	(1,405,054)	14.18%	(272,919)	(384,219)	(378,102)	-1.59%	38.54%
Net interest income after provision for loans and accrued interest losses	3,777,958	4,699,767	24.40%	1,075,627	1,099,440	1,308,465	19.01%	21.65%
Commissions from banking services	536,983	713,453	32.86%	172,050	183,259	193,683	5.69%	12.57%
Electronic services and ATM fees	80,773	103,387	28.00%	22,828	26,192	29,038	10.87%	27.20%
Branch network services	135,474	149,568	10.40%	38,628	38,506	40,528	5.25%	4.92%
Collections and payments fees	283,760	341,509	20.35%	77,756	87,449	94,684	8.27%	21.77%
Credit card merchant fees	8,295	15,128	82.37%	2,697	6,358	6,193	-2.60%	129.63%
Credit and debit card fees	690,065	800,066	15.94%	184,737	193,928	216,916	11.85%	17.42%
Checking fees	70,261	66,890	-4.80%	17,653	15,813	15,982	1.07%	-9.47%
Trust activities	207,994	208,156	0.08%	49,046	52,005	53,245	2.38%	8.56%
Brokerage fees	62,615	57,158	-8.72%	12,878	16,045	14,090	-12.18%	9.41%
Check remittances	25,082	44,898	79.00%	9,055	11,029	12,284	11.38%	35.66%
International wire transfers	62,921	86,563	37.57%	17,253	21,253	24,905	17.18%	44.35%
Fees and other service income	2,164,223	2,586,776	19.52%	604,581	651,837	701,548	7.63%	16.04%
Fees and other service expenses	(247,867)	(349,881)	41.16%	(79,563)	(86,926)	(113,565)	30.65%	42.74%
Total fees and income from services, net	1,916,356	2,236,895	16.73%	525,018	564,911	587,983	4.08%	11.99%
Other operating income
Foreign exchange gain (loss), net	94,595	393,070	315.53%	62,889	127,374	194,924	53.03%	209.95%
Gains on forward contracts in foreign currency	27,320	(103,183)	-477.68%	7,613	(53,433)	(68,107)	27.46%	-994.61%
Gains on sales of investments in equity securities	3,780	1,670	-55.82%	4,916	(475)	2,904	711.37%	-40.93%
Gains on sales of mortgage loans	31,593	18,415	-41.71%	5,758	4,800	3,968	-17.33%	-31.09%
Dividend income	63,007	78,337	24.33%	8,402	5,149	8,880	72.46%	5.69%
Income from non-financial subsidiaries	143,893	154,493	7.37%	36,605	38,745	40,902	5.57%	11.74%
Insurance income	10,164	23,051	126.79%	10,164	7,255	15,783	117.55%	55.28%
Communication, postage, rent and others	465,773	586,502	25.92%	121,443	149,887	153,183	2.20%	26.14%
Total other operating income	840,125	1,152,355	37.16%	257,790	279,302	352,437	26.18%	36.71%
Total income	6,534,439	8,089,017	23.79%	1,858,435	1,943,653	2,248,885	15.70%	21.01%
Operating expenses
Salaries and employee benefits	1,467,780	1,646,478	12.17%	367,606	397,268	446,496	12.39%	21.46%
Bonus plan payments	154,550	241,831	56.47%	16,730	41,194	98,409	138.89%	488.22%
Indemnities benefits	33,965	49,466	45.64%	8,395	13,029	11,979	-8.06%	42.69%
Administrative and other expenses	2,327,908	2,514,411	8.01%	659,745	617,830	746,019	20.75%	13.08%
Insurance on deposits, net	135,816	160,629	18.27%	34,462	24,149	56,415	133.61%	63.70%
Donation expenses	11,525	14,711	27.64%	1,545	8,291	3,795	-54.23%	145.63%
Depreciation	428,856	537,129	25.25%	118,886	138,707	138,307	-0.29%	16.34%
Total operating expenses	4,560,400	5,164,655	13.25%	1,207,369	1,240,468	1,501,420	21.04%	24.35%
Net operating income	1,974,039	2,924,362	48.14%	651,066	703,185	747,465	6.30%	14.81%
Goodwill amortization (1)	78,880	397,798	404.31%	38,335	51,519	242,073	369.87%	531.47%
Non-operating income (expense)
Other income	233,721	220,188	-5.79%	99,878	43,445	90,468	108.24%	-9.42%
Minority interest	(17,364)	128	100.74%	(9,981)	1,846	(1,214)	-165.76%	-87.84%
Other expense	(179,294)	(190,009)	5.98%	(69,836)	(31,655)	(64,834)	104.81%	-7.16%
Previous periods (*)	-	(89,075)	0.00%	-	(89,075)	-	-100.00%	0.00%
Total non-operating income	37,063	(58,768)	-258.56%	20,061	(75,439)	24,420	132.37%	21.73%
Income before income taxes	1,932,222	2,467,796	27.72%	632,792	576,227	529,812	-8.05%	-16.27%
Income tax expense	(417,095)	(589,075)	41.23%	(144,052)	(160,711)	(42,242)	-73.72%	-70.68%
Net income	1,515,127	1,878,721	24.00%	488,740	415,516	487,570	17.34%	-0.24%

(*) Correction of non-material mistakes for the periods 2012 and 2013, for a total amount of COP 89.075 million, resulting from the double recording of certain securities provided as guarantee by the Bank´s proprietary trading desk. This operational risk was caused by a design flaw in a software created for the purpose of managing the Bank´s securities portfolio. The flaw was duly corrected by the Bank.

13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 17, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance